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                                                                     Exhibit 23


[CBI LOGO]                                                 CBI Industries, Inc.
_______________________________________________________________________________
                                                            800 Jorie Boulevard
                                                 Oak Brook, Illinois 60521-2268

                                                                   708 572 7000
                                                              FAX: 708 572 7405


November 16, 1995


Dear Restricted Stock Plan Participant:

        You have been awarded shares in one or more of the CBI Restricted Stock Award Plans ("Plans") on which the restrictions have not yet lapsed. You have the rights of a shareholder regarding shares awarded to you, except for the restrictions stated in the Plans. One restriction stated in the Plans is a prohibition against the sale or transfer, or attempted sale or transfer, by you of restricted shares prior to the lapse of restrictions.

        As you are undoubtedly aware, there is currently an outstanding tender offer by a subsidiary of Praxair, Inc. to purchase all outstanding shares of CBI Industries common stock. You may receive, or may already have received, materials from Praxair regarding the tender offer. As indicated above, attempting to tender restricted shares would be a prohibited attempt to transfer such shares, and could result in forfeiture of the shares. Accordingly, so that these shares will not be forfeited, the Company will not tender these shares on your behalf and you should take no action with respect to your restricted shares as regards the Praxair offer.


                                        Stephen M. Duffy
                                        Vice President of Human Resources